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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)


                         ITT Educational Services, Inc.
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                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                  45068B 10 9
                                 -------------
                                 (CUSIP Number)


                                Richard S. Ward
                                ITT Corporation
                          1330 Avenue of the Americas
                               New York, NY 10019
                                 (212) 258-1000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                November 12, 1997
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            (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                         (Continued on following pages)
                             (Page 1 of 3 Pages)


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                        AMENDMENT NO. 3 TO SCHEDULE 13D

     ITT Corporation, a Nevada corporation (formerly known as ITT Destinations, Inc., "ITT"), hereby amends and supplements its statement on Schedule 13D relating to the common stock, par value $.01 per share (the "ESI common stock"), of ITT Educational Services, Inc., a Delaware corporation ("ESI"), as originally filed with the Securities and Exchange Commission (the "Commission") on October 17, 1995, Amendment No. 1 thereto, as filed with the Commission on March 14, 1997 and Amendment No. 2 thereto, as filed with the Commission on July 22, 1997. This Schedule 13D of ITT is hereinafter referred to as the "Statement".

     ITT was formerly a wholly owned subsidiary of ITT Corporation, a Delaware corporation (which has since been reincorporated in Indiana and changed its name to ITT Industries, Inc., "Old ITT"). On December 19, 1995, Old ITT distributed to its stockholders of record on such date all of the outstanding common stock of ITT.

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 of the Statement is hereby amended to read in its entirety as follows:

     "The Securities reported on herein were acquired through the contribution described in Item 3.

     On November 12, 1997, the Board of Directors of ITT approved a merger (the "Merger") of ITT and an entity jointly owned by Starwood Lodging Corporation ("Starwood") and Starwood Lodging Trust ("Starwood Trust" and, together with Starwood, the "Starwood Companies"). The terms of the Merger are set forth in an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") dated as of November 12, 1997, among ITT, Starwood, Chess Acquisition Corp. and Starwood Trust. In the Merger, each share of Common Stock of ITT ("ITT Common Stock") will be converted into the right to receive, at the holder's election, cash, Paired Shares (as defined below) or a combination thereof with an aggregate value of $85, subject to certain collar provisions in the case of Paired Shares consideration; provided that the aggregate number of shares of ITT Common Stock to be converted into the right to receive cash shall not exceed 30% nor be less than 18% of the total number of shares of ITT Common Stock outstanding immediately prior to the time of the Merger. If the Merger closes after January 31, 1998, each holder of ITT Common Stock will also be entitled to receive for each share of ITT Common Stock converted in the Merger additional cash consideration in an amount equal to the interest that would accrue (without compounding) on $85 at an annual rate of 7% during the period from and including January 31, 1998 to but excluding the date of closing of the Merger. The shares of common stock, par value $0.01 per share, of Starwood and the shares of beneficial interest, par value $0.01 per share, of Starwood Trust trade as "paired shares" (the "Paired Shares") on the New York Stock Exchange. As a result of the Merger the Starwood Companies will obtain beneficial ownership of the Securities. The Merger will result in a transfer of the beneficial ownership of the Securities.

     Pursuant to the Merger Agreement, ITT agreed to use reasonable efforts to enter into agreements to sell assets of ITT, which may include the Securities, as agreed from time to time between ITT and Starwood on terms acceptable to ITT. Any of these agreements could result in a transfer of the beneficial ownership of the Securities.

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                                   SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and accurate.

Dated: November 19, 1997



                                        ITT CORPORATION


                                        By /s/ Patrick L. Donnelly
                                          -------------------------
                                          Name: Patrick L. Donnelly
                                          Title: Vice President